

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2013

Via E-mail
Vladimir Lyashevskiy
Principal Executive Officer
Royal Bees Company, Inc.
123 W. Nye Lane, Ste. 129
Carson City, NV 89706

      Re: Royal Bees Company, Inc.
             Amendment No. 4 to Registration Statement on Form S-1
             Filed March 15, 2013
             File No. 333-179461

Dear Mr. Lyashevskiy:

      We have reviewed your response dated March 5, 2013 and have the following comments.

It Is Likely We Will Need Additional Capital To Continue Operations, page 7

1.   We note that you continue to estimate that you may need an additional $25,000 to continue operations for the next 12 months. Given your reduced honey production and recent focus on merging hives, please substantiate your estimate.

Description of Business, page 16

2.   Please update the last paragraph of page 16 to include disclosure for 2012.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Results of Operations, page 24

Results of Operations for the Nine Months Ended September 30, 2012 and September 30, 2011, page 24

3.   On page 25, you state that sales for the nine months ended September 30, 2012 increased over sales for the same period in 2011 as a result of an increase in honey production due to a larger number of hives. We note that this disclosure appears to be inconsistent with the disclosure elsewhere in your filing – for

example, under "liquidity and capital resources" – where you state that (A) there was no honey yield in 2012 and (B) because of inclement weather, you reduced your inventory of hives to 65. Please revise your disclosure, as appropriate.

Plan of Operation, page 26

4. We note your response to our prior comment 2 and reissue in part. We note that you have made some revisions in your "Plan of Operation" section on page 26; however, it is unclear to us why you continue to estimate generating approximately $50,000 in revenues in the next 12 months. We note that in your prior filing this estimate was based on having 300 hives by the summer of 2013, which is now reduced to 100 hives. Please substantiate why such a significant reduction in the number of hives is not expected to have an impact on your projected revenue. Please also revise your disclosure that begins in the sixth paragraph on page 26 in light of your current status and recent focus on reducing and merging hives.

5. Please refer to our prior comment 5. While you have revised the disclosure in the paragraph following the description of your activities in December on page 27 to state that revenues from leasing beehives and harvesting/selling honey will not cover your estimated burn rate and your operating activities for the next 12 months, your disclosure in the paragraph that follows continues to state that "we believe our operating costs can be covered by our revenues for the next 12 months." Therefore, we reissue our prior comment, in part. Please ensure that all disclosures regarding your ability to fund your operations (a) have been revised, as appropriate, and (b) are consistent.

Transactions With Related Persons, Promoters and Certain Control Persons, page 31

6. It appears that you have not included your president's 2012 consulting fee disclosed on page 30 or the related party note payable disclosed on page F-3 in this section. Please revise this section to include these related party transactions or advise. Refer to Item 404(d) of Regulation S-K.

Financial Statements for Fiscal Year Ended December 31, 2011

Statement of Cash Flows, page F-6

7. Please refer to our prior comment 8. We note that you continue to present amounts representing cash used for investing activities without parenthesis in both your annual and interim period statements of cash flows, even though these amounts reflect cash outflows. Therefore, we reissue our prior comment. Please revise your statements of cash flows, as appropriate.

Other

8. Please refer to your response to our prior comment 9. We note that the interim period financial statements included in your registration statement do not comply with the age of financial statements guidance outlined in Rule 8-08(b) of Regulation S-X. In this regard, we note that your registration statement should include audited financial statements for the fiscal year ended December 31, 2012. Please revise your filing, accordingly.

9. Please provide a currently dated consent with your amended document.

You may contact Jeffrey Sears at (202) 551-3302 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
         Cletha A. Walstrand, Esq.